EXHIBIT 99.1

EXPLANATION OF RESPONSES

(1)
The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.75 to $23.52, inclusive. The reporting person undertakes to provide to the issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote (1) to this Form 4.

(2)	Held directly by Insight Partners Fund X Follow-On Fund, L.P.
(3)	Held directly by Insight Partners Fund X (Cayman) Follow-On Fund, L.P.
(4)	Held directly by Insight Partners Fund X (Delaware) Follow-On Fund, L.P.
(5)	Held directly by Insight Partners Fund X (Co-Investors) Follow-On Fund, L.P.